MAG Silver Corp.
January 23, 2008
For Immediate Release
NR#08-02

MAG SILVER UPDATES INITIAL EXPLORATION PROGRAM AT LAGARTOS SE IN ZACATECAS DISTRICT

6.0 metres of 42.5 grams per tonne (g/t) silver and 0.34 g/t gold

Vancouver, B.C. …MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) is pleased to provide an update of the 2007 Phase One exploration drilling program at it’s 100% owned Lagartos SE project in the Panuco Zone at the north end of the historic  Zacatecas Silver District.  The objective of the program was to test at shallow depths, a number of veins and structural targets. These veins which are traceable for strike lengths of 600 to 1,000 metres were drilled to determine which of these targets offer the best opportunity to host significant silver/gold mineralization at depth.  MAG has completed 20 holes for 7,066 metres in this initial drilling program. Results indicative of a very high level silver/gold epithermal vein environment were obtained in two of the structures tested and follow-up work is in progress.

The veins and structural targets can be grouped as follows:

1.	A Northwest trending carbonate / quartz vein set.

Nine holes (LP-5, 6, LP-12-18), were drilled along a 600 metre strike length of a strong northwest trending 20 metre wide carbonate-quartz vein. All of the drilling tested the vein at shallow depths of 150 metres or less. The best hole (LP-14) intercepted 6.0 metres of 42.5 g/t silver and 0.34 g/t gold with strongly anomalous arsenic and antimony values. Holes LP-6, 12, 13, 15-17 also reported anomalous silver values from 10 to 20 g/t silver with highly anomalous arsenic. This silver/gold/arsenic combination is comparable to what is seen in the highest portions of epithermal veins found in the Zacatecas District and Juanicipio area of the Fresnillo district (65 kilometres to the north west)  and warrants follow up drilling to depth. This vein set was also intersected in hole LP-7 located almost 500 metres further to the northwest indicating that this vein structure could be at least 1,100 metres in length. Planning for Phase Two drilling is in progress.

2.	Breccias hosted in low angle structures.

Four short holes (Holes LP-10, 11, LP-19, 20) successfully cut strongly oxidized siliceous breccias developed in low angle structures within a mixed series of sediments and volcanics.  Results from holes LP-10, 11 and 19 yielded anomalous silver values from 1 g/t to 10 g/t silver within the breccias.  A further twelve holes to test down-dip targets in these low angle breccias zones is complete.  Assay results are pending.

3.	Northwest trending carbonate and quartz veins.

Four holes (LP-1-4) tested an irregular carbonate-rich, quartz-poor northwest trending vein and vein stock work. Results indicate that these veins are not geologically interesting and no further work is expected in this area.

4.	Northwest trending airborne electromagnetic anomaly.

A strong northwest trending airborne electromagnetic (AEM) anomaly was tested with holes LP-7, 8 and 9. Several narrow massive pyrite bands without interesting metals values were intersected in carbonaceous sediments, which may explain the source of the anomaly. No further work is expected in this area; however the northwest projection of this anomaly is still being evaluated in an area covered by shallow soils because of regionally significant potential for massive sulphide mineralization.

5.	Northwest trending arcuate structure.
Drilling also tested a newly discovered and strongly developed 10 to 80 metre wide, northwest trending quartz vein and silicified zone which crops out along a curving 4,000 metre long regional structure. This regionally developed arcuate feature is hosted at surface by grey sediments with a combination of volcanics and black sediments. The target zone includes massive white to grey quartz within a zone of strong silicification and stockwork. Work continues and assays are pending.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C. V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay- ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within in a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Phone:(604) 630-1399
Fax: (604) 484-4710
Toll free:(866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.comand http://www.sec.gov/edgar/searchedgar/companysearch.html.